EXHIBIT 99.1

EXPORT DEVELOPMENT CANADA SUPPLEMENTAL INFORMATION

BACKGROUND

Export Development Canada (“EDC” or the “Corporation”) supports and develops Canada’s domestic and export trade and Canadian capacity to engage in that trade and to respond to domestic and international business opportunities. EDC offers a variety of services designed to assist Canadian exporters, small or large, which have a competitive product or service in terms of price, quality, delivery and after-sales service, whatever the size of the transaction. To the greatest extent possible, EDC operates on a financially self-sustaining basis in accordance with commercial principles.

Crown Corporation Status

EDC is an agent of Her Majesty in right of Canada and is a Crown corporation whose shares shall be held in trust for Her Majesty. Crown corporations are established by the Parliament of Canada for many purposes, including the administering and managing of public services in which business enterprise and public accountability can be combined. EDC is ultimately accountable for the conduct of its affairs to Parliament through the Minister of International Trade. EDC was established on October 1, 1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada.

Financial Administration Act

The Financial Administration Act establishes a basic system of financial and budgetary controls for federal government departments and Crown corporations. EDC is governed by the Act and by general provisions of the Financial Administration Act in respect of management, books of account, records, auditing and reporting. Under the Financial Administration Act, the Governor in Council may give directives to Crown corporations when in the public interest to do so, and the directors of a Crown corporation who are given such a directive must ensure that it is implemented in a prompt and efficient manner.

Under the Financial Administration Act, EDC must submit a corporate plan to the Minister of International Trade for the approval of the Governor in Council on the recommendation of the Minister of International Trade and the Minister of Finance. Following approval, a summary is laid before each House of Parliament by the Minister of International Trade, after which time the summary becomes a publicly available document. The corporate plan sets forth, among other things, information regarding EDC’s major business and activities and includes both an operating budget and capital budget (the “Budgets”) dealing with EDC’s financial operations for EDC’s next fiscal year. The Budgets are approved by the Treasury Board on the recommendation of the Minister of International Trade.

The Financial Administration Act also requires that EDC’s annual financial statements be prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). The Accounting Standards Board of Canada adopted International Financial Reporting Standards as CGAAP for publicly accountable entities as of January 1, 2011. An annual auditor’s report is prepared in respect of EDC’s financial statements and certain other matters, which report is addressed to the Minister of International Trade. EDC is ultimately accountable to Parliament. An Annual Report on EDC’s operations for the past year, including the annual financial statements and auditor’s report, must be submitted to, inter alia, the Minister of International Trade. The Annual Report is referred for detailed consideration to the committee of Parliament which has been designated or established to review matters relating to the business and activities of EDC.

International Financial Reporting Standards

EDC’s consolidated financial statements are prepared by management in accordance with International Financial Reporting Standards on a consistent basis. The integrity and objectivity of the data in the consolidated financial statements are management’s responsibility.

FUNDING AND CASH MANAGEMENT ACTIVITIES

Authority to Borrow

EDC may, pursuant to a standing resolution of the Board of Directors and with the approval of the Minister of Finance of Canada, borrow money by any means, including issuing and selling bonds, debentures, notes or other evidence of indebtedness. In addition, the Minister of Finance may, at the request of EDC, lend money to EDC out of the Consolidated Revenue Fund on such terms and conditions as are fixed by the Minister of Finance.

Funding Policy and Practice

It is anticipated that undisbursed commitments under signed loan agreements will be disbursed as goods and services are delivered or progress on projects is achieved, the average period of disbursement being typically three years. The Corporation expects to fund these commitments near the time of disbursement by issuing principally debt instruments in international capital markets at commercial rates of interest, while generally attempting to match debt maturities and currencies with those of its loans at the time of commitment. As a result of the above funding practice, EDC cannot determine the cost of funding its loans at the time of commitment.

Funding Experience

Prior to 1972, all EDC cash requirements were funded from the Consolidated Revenue Fund. In 1972, EDC began issuing short-term notes in the Canadian money market; in 1979, U.S. dollar short-term notes in the United States money market; in 1985, Euro-Treasury notes in Europe; and in 1988, Registered Claims in Europe. In 1997, EDC launched a European commercial paper program which replaced the Registered Claims program. As a matter of policy, EDC’s short-term borrowings may not exceed an amount determined by a formula approved by the Minister of Finance. During the year ended December 31, 2012, the limit for short-term borrowing was USD 10 billion.

In 1976, EDC began a program of capital market borrowings. Since then, medium- and long-term notes have been issued in Canadian, United States, European and Asian and Antipodean capital markets. At December 31, 2012, EDC had outstanding borrowings in the medium- and long-term private and public capital markets of approximately CAD 21 billion.

Extended Domestic Finance Authority of EDC

Effective March 12, 2009, the Government of Canada granted EDC greater financial flexibility by raising EDC’s contingent liability, capital and Canada Account limits, and for a temporary two-year period, which period was extended until March 12, 2012, and then further extended to March 12, 2013: (a) broadened its mandate to help increase access to credit for Canadian companies which enables EDC to provide its products and services to support and develop domestic trade and Canadian capacity to engage in such trade, and to respond to domestic business opportunities, in a manner that is complementary to what commercial institutions provide, and (b) suspended certain regulations in respect of domestic financial transactions and domestic insurance transactions.

Such extended authority and broadened mandate of EDC is currently in effect on a temporary basis until the earlier of March 12, 2014 or when the Government introduces new regulations. On March 21, 2013, Canada’s Economic Action Plan 2013 announced as follows:

“In Economic Action Plan 2012, the Government committed to undertake further assessment and consultations with stakeholders on Export Development Canada’s (EDC’s) role in the domestic market, where it has operated under temporary extended powers since 2009. Informed by stakeholders’ views, the Government has concluded that, while EDC’s temporary powers have contributed positively to providing additional credit and insurance capacity, such broad powers are no longer required.

To provide greater clarity and predictability on the circumstances under which EDC will be able to provide support in the domestic market going forward, the Government will introduce amendments to the Export Development Canada Exercise of Certain Powers Regulations. Under the new regulations, EDC would be able to continue to provide financing in the domestic credit market to meet the needs of Canadian exporters, while ensuring that its ongoing domestic role is aligned with its export mandate, and distinct from the role of the Business Development Bank of Canada. EDC’s ongoing role in the domestic market would also be limited to providing credit capacity, in a manner that complements private sector lenders. The Government plans to review the regulations in three years in light of developments in credit markets.

In order allow the necessary time to complete the regulatory process, the temporary powers granted to EDC since 2009 have been extended until March 12, 2014 or until the new regulations come into force (whichever is earlier).”

Borrowing Limits

EDC’s borrowings are limited to an amount equal to fifteen times the aggregate of its current paid-in capital from time to time and its retained earnings, if any, determined in accordance with the previous year’s audited financial statements. At December 31, 2012, this limit was CAD 123.8 billion, with EDC’s outstanding borrowings equal to CAD 25.9 billion.

Debt Record

EDC has always paid promptly, when due, the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee.

Cash Management Activities

Cash balances are maintained in the form of interest bearing bank deposits. Surplus funds are invested in securities in accordance with conditions as prescribed by the Minister of Finance. At December 31, 2012, cash amounted to CAD 80 million and marketable securities amounted to CAD 4,156 million.

EXPORT DEVELOPMENT PROGRAMS

Financing Services

EDC provides basic types of financing services in support of Canadian exports of goods and services, including loans, lines of credit, loan guarantees, and supplier credits such as note purchase transactions.

The most frequently used facility is medium- and long-term fixed and/or floating rate loans to foreign borrowers either by separate loan agreements or by allocations under lines of credit. A loan by EDC is a financing agreement in respect of a transaction where the terms of the financing have been agreed upon between EDC and the foreign borrower; lines of credit are facilities whereby a borrower agrees to borrow from EDC for a multiplicity of transactions for which the Canadian supplier(s) and/or the foreign buyer(s) may not have been determined at the time the parties entered into the lines of credit. Under each of these types of facilities, the funds are typically disbursed directly to Canadian exporters on behalf of the borrower, in effect providing the exporter with cash sales. Foreign borrowers include foreign governments and governmental agencies as well as private corporations and banks.

Using loan guarantees, EDC can provide cover to banks, financial institutions and government entities providing loans to buyers of Canadian goods and services.

Through EDC’s membership in the International Union of Credit and Investment Insurers (Berne Union), and indirectly through Canada’s membership in organizations such as the Organization for Economic Cooperation and Development, the International Bank for Reconstruction and Development and the International Monetary Fund, EDC exchanges international financial and credit information.

Insurance and Other Contingent Liability Programs

Facilities for Exporters

Credit insurance and contract frustration insurance: EDC provides insurance against political and commercial risks that may cause losses in respect of export sales of goods or services. Generally, the risks that are insured are non-payment arising from insolvency or default of the buyer, repudiation or termination of contract by the buyer, currency transfer and conversion restrictions, war or revolution, and cancellation or non-renewal of export or import permits. EDC usually assumes 90% of the risk and the exporter assumes 10% of the risk. Insurance is available to cover sales of commodities and services on short-term credit terms of up to 180 days, and sales of capital goods and services on credit terms of up to five years. EDC can insure multiple export sales transactions under a single policy.

Performance security insurance: Insurance coverage is provided to exporters against losses resulting from wrongful calls (or justified rightful calls outside the exporter’s control) on bank instruments (standby letters of credit or letters of guarantee). Indemnity is normally for 95% of losses and the duration of the insurance policy matches the duration of the bank instrument.

Facilities for Investors

Political risk insurance: EDC provides political risk insurance to Canadian companies that make investments and/or hold assets in foreign countries. EDC’s insurance covers losses due to four specific political risks: (a) expropriation, (b) transfer and convertibility (inability to repatriate currency), (c) political violence (including war or revolution) and (d) nonpayment of an arbitration award by a sovereign or state-owned company. The duration of coverage ranges from one year to a maximum of 15 years.

Facilities for Financial Institutions and Insurers

Trade finance obligations: EDC provides up to 90% coverage to Canadian financial institutions (95% for bulk agricultural transactions) for non-payment losses that could result under various instruments entered into between a Canadian bank and a foreign bank in connection with trade transactions. Acceptable types of instruments include documentary letters of credit, trade loans, promissory notes, syndicated loans and standby letters of credit. Insurance provided is normally for a period of 180 days or less. EDC also insures banks against 90% of losses incurred in respect of purchases of trade-related accounts with duration of coverage normally up to 180 days.

Performance bonds, surety and other bonding: EDC issues guarantees to financial institutions and reinsurance to surety insurers in connection with standby letters of credit or letters of guarantee required from exporters (commonly referred to as bonds) and surety bonds. EDC’s reinsurance or guarantee covers up to 100% of losses the financial institution or insurer incurs if the exporter’s bond is called. The duration of the insurance policy or surety reinsurance matches the duration of the bond. If the bond is called due to non-performance of the exporter, EDC has recourse to the exporter under an indemnity agreement.

Foreign Exchange Facility Guarantee (FXG): EDC issues guarantees to financial institutions that replace 100% of an exporter’s collateral requirement with respect to a foreign exchange contract facility with that financial institution. In the event that the exporter does not close the foreign exchange contract on the settlement date or honor a margin call on the margin call date, the guarantee will be called. EDC has recourse to the exporter under an indemnity agreement.

Nonhonoring sovereign obligations: EDC provides up to 95% insurance to financial institutions against nonpayment of loans made to, or guarantees received from, foreign governments or state-owned enterprises. The duration of the insurance policy matches the duration of the loan and can range from one to 20 years.

Political risk insurance: EDC provides 100% insurance coverage to financial institutions against nonpayment of loans to foreign borrowers, when that nonpayment is caused by three specific political risks: (a) expropriation, (b) transfer and convertibility (inability to repatriate currency) or (c) political violence (including war or revolution). The duration of the insurance policy matches the duration of the loan and can range from one to 20 years.

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